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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             _______________________

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
     TO RULE 13d-1(a) AND AMENDMENTS THERETO FILE PURSUANT TO RULE 13d-2(a)

                                  PH GROUP INC.
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                                (Name of Issuer)

                         Common Stock, without par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    761210103
               ---------------------------------------------------
                                 (CUSIP Number)

                              Christopher A. Filos
                                 Managing Member
                                151 Wardell Road
                         Tinton Falls, New Jersey 07753
                                 (732) 922-4422
--------------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                 March 28, 2002
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

                               (Page 1 of 5 Pages)

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---------------------                                        -------------------
 CUSIP N0. 761210103                  13D                     Page 2 of 5 Pages
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---------------------                                        -------------------

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     1    NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Taylor's Industrial Services, LLC
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     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) [_]
                                                                (b) [_]

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     3    SEC USE ONLY


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     4    SOURCE OF FUNDS*

          00
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     5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(d) OR 2(e)                                      [_]

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     6    CITIZENSHIP OR PLACE OF ORGANIZATION

          Illinois
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                                 7    SOLE VOTING POWER

         NUMBER OF                    1,538,380
         SHARES              ---------------------------------------------------
       BENEFICIALLY              8    SHARED VOTING POWER
         OWNED BY
           EACH              ---------------------------------------------------
         REPORTING               9    SOLE DISPOSITIVE POWER
          PERSON
           WITH                       1,538,380
                             ---------------------------------------------------
                                10    SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
    11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,538,380
-------------------------------------------------------------------------------

    12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                    [_]
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    13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          43.7%
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    14    TYPE OF REPORTING PERSON*

          00 (Limited Liability Company)
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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---------------------                                        -------------------
 CUSIP N0. 761210103                  13D                     Page 3 of 5 Pages
           ----------
---------------------                                        -------------------

Item 1.  Security and Issuer.

         Common Stock, no par value (the "Stock")
         PH Group Inc.
         2241 City Gate Drive
         Columbus, Ohio  43219

Item 2.  Identity and Background.

              (a)   Taylor's Industrial Services, LLC ("Taylor's")

              (b)   151 Wardell Road, Tinton Falls, New Jersey, 07753

              (c)   Taylor's principal business is manufacturing.

              (d) Taylor's has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

              (e) Taylor's has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

              (f) Taylor's Industrial Services, LLC is a limited liability company formed under the laws of the State of Illinois.

Item 3.  Source and Amount of Funds or Other Consideration.

         The Stock was or will be received by Taylor's in consideration of certain manufacturing and machining services that were or are to be provided to PH Group Inc. by Taylor's. The services are valued at $307,676.00 based on the mutual agreement of Taylor's and PH Group Inc. Taylor's anticipates that the services will be complete and all of the Stock will be issued to Taylor's by the end of April, 2002.

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---------------------                                        -------------------
 CUSIP N0. 761210103                  13D                     Page 4 of 5 Pages
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---------------------                                        ------------------

Item 4.  Purpose of Transaction.

             (a)    N/A

             (b)    N/A

             (c)    N/A

             (d) Tayor's anticipates requesting that one or more of its designees either be appointed to fill vacancies on the Board of Directors of PH Group Inc. or be nominated for election to the Board at the next annual meeting of shareholders.

             (e)    N/A

             (f)    N/A

             (g)    N/A

             (h)    N/A

             (i)    N/A

             (j)    N/A

Item 5.  Interest in Securities of the Issuer.

             (a) The aggregate number of shares of Stock beneficially owned by Taylor's is 1,538,380 which represents 43.7% of the issued and outstanding shares of Stock of PH Group Inc. (based on 1,981,148 shares of Stock outstanding as of May 1, 2001 as reported in the Issuer's 10-Q for the quarter ended March 31, 2001, and assuming 3,519,528 shares of Stock outstanding after the issuance of the Stock to Taylor's as described in this Schedule 13D).

             (b) Taylor's has the sole power to vote all 1,538,380 shares of Stock that it beneficially owns.

             (c) No transactions in the Stock have been effected by Taylor's during the past 60 days other than the transaction described herein.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

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 CUSIP N0. 761210103                  13D                     Page 5 of 5 Pages
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---------------------                                        ------------------

                None.

Item 7.    Material to be Filed as Exhibits.

                None.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                     April 8, 2002
                                       -----------------------------------------
                                                       (Date)

                                               /s/ Christopher A. Filos
                                       -----------------------------------------
                                                   (Signature)

                                         Christopher A. Filos, Managing Member
                                       -----------------------------------------
                                                    (Name/Title)